VEON Ltd. and VEON Holdings B.V. VEON’s 2023 Notes are amended Amsterdam, Netherlands, 4 April 2023: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, and its subsidiary, VEON Holdings B.V. (the “Company”), are pleased to announce that, further to the announcement issued on 3 April 2023 regarding the satisfaction of the Amendment Conditions, each of the steps required to implement the Amendments have been completed and, therefore, the amendments to the terms of the 2023 Notes and the 2023 Notes Trust Deeds (as set out in the Scheme) have today become effective. Therefore, the Amendment Effective Time under the Scheme has occurred. Anticipated process and timeline The table below sets out the anticipated key dates in respect of the exercise of the Put Right. Key date Steps 5 April 2023 Issuance of the 2023 Put Option Event Notice (as defined in the Amended 2023 Notes Trust Deeds), which will among other things provide further details on, and instructions on how to exercise, the Put Right in respect of the Amended 2023 Notes 5 April 2023 Commencement of the 2023 Put Option Period (as defined in the Amended 2023 Notes Trust Deeds) 5:00 p.m. (New York time) on 19 April 2023 Expiry of the 2023 Put Option Period (as defined in the Amended 2023 Notes Trust Deeds) 26 April 2023 2023 Put Option Settlement Date (as defined in the Amended 2023 Notes Trust Deeds) Capitalised terms used but not defined in this announcement have the meaning given to them in the Explanatory Statement issued by the Company on 21 December 2022, as amended on 11 January 2023, which is available on the Scheme Website at https://deals.is.kroll.com/veon. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. Any steps taken in respect of the Scheme and in connection with the Amendments and the Put Right must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licences and approvals from competent sanctions authorities. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com